Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES DIVESTMENT OF ITS PACIFIC NORTHWEST

MATERIALS BUSINESS IN THE U.S.

MONTERREY, MEXICO. APRIL 17, 2017 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that one of its subsidiaries in the U.S. has signed a definitive agreement for the sale of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a LehighHanson company and U.S. subsidiary of HeidelbergCement Group, for approximately U.S.$150 million.

The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes.

The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. We currently expect to finalize this divestiture during the second quarter of 2017 or soon thereafter.

Bank of America Merrill Lynch and Citigroup Global Markets Limited are acting as financial advisors to CEMEX in this transaction.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not satisfying all customary closing conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.